UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

INTELLIGENT CONTENT ENTERPRISES INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

45826K102
(CUSIP Number)

February 29, 2016
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒        Rule 13d-1(b)
☐        Rule 13d-1(c)
☐        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 45826K102	13G/A	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON JAMES CASSINA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,383,549 (1)
	6.	SHARED VOTING POWER N/A
	7.	SOLE DISPOSITIVE POWER N/A
	8.	SHARED DISPOSITIVE POWER 2,783,162 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,711 (1) (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.46% (1) (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Includes 1,577,607 issued shares, 651,480 shares underlying currently exercisable warrants with an exercise price of CDN$1.00, 127,462 shares underlying currently exercisable warrants with an exercise price of CDN$0.35, 2,000 shares underlying currently exercisable stock options with an exercise price of CDN$16.00 and 25,000 shares underlying currently exercisable stock options with an exercise price of CDN$1.20 owned directly by James Cassina.

(2)	Includes 2,783,162 issued shares owned by Core Energy Enterprises Inc.

(3)	Based on 25,745,920 outstanding shares of common stock of the Issuer.

Cusip No. 45826K102	13G/A	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Intelligent Content Enterprises Inc. formerly: Eagleford Energy Corp.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1 King Street West, Suite 1505, Toronto, Ontario, Canada M5H 1A1

Item 2(a).	Name of Person Filing: James Cassina
Item 2(b).	Address of Principal Business Office or, if none, Residence: 1 King Street West, Suite 1505, Toronto, Ontario, Canada M5H 1A1

Item 2(c).	Citizenship: Canadian
Item 2(d).	Title of Class of Securities: Common Stock, no par value
Item 2(e).	CUSIP Number: 45826K102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership:

(a)	Amount beneficially owned: 5,166,711 (1) (2)

(b)	Percent of Class: 19.46% (1) (2)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 of Cover Page.

Cusip No. 45826K102	13G/A	Page 4 of 5 Pages

(ii)	shared power to vote or to direct the vote: See Item 6 of Cover Page.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of Cover Page.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of another Person: N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Cusip No. 45826K102	13G/A	Page 5 of 5 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: March 8, 2016

/s/ James Cassina
James Cassina

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